Exhibit 4.1
Memorandum of Understanding
This Memorandum of Understanding (MOU) was signed between the below parties on February 6, 2006.
(A)
(i)	Celrun Inc. (referred as “Celrun” hereafter) whose headquarters is located at 1 Ho 2nd Fl. 1412-8 Yong-Bong Dong, Buk Gu, Gwangju

(ii)	Kim Young-min (referred as “Kim Young-min” hereafter) whose address is 108-901 Moonjung Ramian Apt. 1 1-12 Moon-Jong Dong, Songpa Gu, Seoul

(together with Celrun, referred as “Celrun party” hereafter)
(B)	hanarotelecom Inc. (referred as “purchaser” or “Hanaro Telecom” hereafter) whose headquarters is located at 17-7 Yeoido Dong, Youngdeongpo Gu, Seoul

(C)	Celrun TV Inc. (referred as “the Company” or “Celrun TV” hereafter) whose headquarters is located at 3rd Fl. Shindo Bldg. 10 Garak Dong, Songpa Gu, Seoul
Celrun, Hanaro Telecom and Kim Yong-min, the CEO and shareholder of Celrun TV, agree and shall carry out the following concerning transfer of part of Celrun TV stocks and new Celrun TV stock issues in the future.
Article 1 [Purpose]
A.	The parties of this MOU shall sign a “contract” (referred to the “Contract” concerning transfer of Celrun TV stock and accompanying business cooperation contract between Hanaro Telecom and Celrun) after negotiating and agreeing on the terms and conditions of the stock transfer and new issuances by Celrun TV, business objectives of Hanaro Telecom and other specific cooperation details.

B.	This MOU is signed to agree on the basic matters before concluding the Contract mentioned above. Other than matters that the parties agree to change, this MOU shall be the basis of the Contract.
Article 2 [Issued Stocks and Transfer of Stocks]
A.	Pursuant to the Contract, Celrun party shall transfer (or guarantee the transfer of) to Hanaro Telecom the following type and amount of stocks:

1)	issuer: Celrun TV Inc.

2)	the total number of issued stocks: 1,200,000 shares

3)	type of stock: registered common stock (par value per share: 5,000 KRW)

4)	amount of stock transfer: 780,000 shares (representing 65%)
a)	640,000 Celrun TV shares owned by sellers (appendix 1 (ii) or (xxxiv) shareholders of “Celrun TV Shareholder List”) other than Celrun

b)	140,000 Celrun TV shares owned by Celrun
B.	Under Paragraph A, the purchase price of the stocks that will be acquired is 5.5 billion KRW, and Celrun party shall guarantee the transfer of the stocks to Hanaro Telecom in the above Paragraph A.

C.	Celrun party, under the amount of transfer stocks in Paragraph A, must arrange to have each shareholder transfer Celrun TV stocks to Hanaro Telecom by the Contract signing date. If a shareholder cannot transfer its stocks, Celrun shall instead transfer the Celrun TV stocks it owns excluding the ones in b) of 4) in Paragraph A. or must persuade the shareholder, and any incremental costs in this process must be covered by Celrun.

D.	Celrun party, on behalf of the seller, must guarantee the seller’s stock transfer and shall be jointly liable for damages if the transfer is not fulfilled.
Article 3 [Payment of Stock Purchase Price]
A.	Celrun shall write a contract containing the number and purchase price of to-be-transferred common stocks defined in Paragraph A of Article 2 for each relevant shareholder, receive signature on each contract from relevant shareholder and submit them to Hanaro Telecom before the Contract signing date.

B.	Hanro Telecom shall receive execution of contracts stated in Paragraph A from all shareholders related to stock transfer, and make payment for stocks transferred according to the purchase price and payment method under the Contract if the number of Celrun TV stocks and equity ratio to be owned by Hanaro Telecom meet conditions defined in Paragraph A of Article 2.

C.	Each shareholder to transfer stocks shall transfer the title to Hanaro Telecom and Celrun shall guarantee such transfer. After the completion of each transfer of title, Hanaro Telecom, under Paragraph B above, shall make payment for stocks transferred to each shareholder based on the Contract.

Article 4 [Celrun TV’s New Stock Issuance]
A.	Hanaro Telecom and Celrun shall agree upon the issuance of new Celrun TV stock worth 20 B KRW by the end of March, 2006. The payment date for such new issuance shall be by the end of March, 2006 for 10 B KRW and by the end of June, 2006 for the other 10 B KRW.

B.	Of the newly issued stock, Hanaro Telecom shall subscribe for 13 B KRW worth of stocks (65%) while Celrun or the parties designated by Celrun (not more than 4 persons including Celrun party) shall subscribe for 7 B KRW (35%) worth of them. The Celrun TV equity ratio owned by Celrun shall not be less than 25%.

C.	Hanaro Telecom and Celrun party shall participate in new stock issuance according in proportion to their shareholdings.

D.	If any revision of Articles of Incorporation is required for new stock issuance stated in Paragraph B above, Hanaro Telecom and Celrun shall cooperate with each other.

E.	If any of Paragraph A or D is not implemented due to legal limitations or otherwise, Hanaro Telecom and Celrun shall not be legally liable.
Article 5 [Management of Celrun TV]
A.	When Celrun TV’s stock transfer to Hanaro Telecom is complete according to Article 2, Hanaro Telecom shall have the right to appoint Celrun TV’s CEO, Chairman of the board and members of Board of Directors (including standing directors) and statutory auditor (number of members Hanaro Telecom can appoint shall be commensurate with its equity ratio), and Celrun shall exercise voting rights as director and shareholder for such appointment.

B.	Celrun shall revise the number of directors from the current 3 — 5 to 3 — 6 in the Articles of Incorporation before signing the Contract.

C.	Celrun has director appointment rights commensurate with its equity ratio as follows.
1)	when equity ratio is 25% or more: right to appoint 2 board members

2)	when equity ratio is not less than 15% and less than 25%: right to appoint 1 board member
D.	Even after signing of the Contract and completion of stocks transfer, unless the current management of Celrun TV evidently violates law or significantly undermines business state, the current management, including Kim Young-min, shall be allowed to continue to run the business under the condition of Paragraph C above.

E.	The current management acknowledges the importance of financial controls of Celrun TV. Hanaro Telecom shall designate the CFO of Celrun TV after the Contract signing and stock transfer completion.

F.	Hanaro Telecom, Celrun and CelrunTV shall coordinate to agree on new stock issuance if it can reduce equity ratio under the MOU herein and the Contract (Under Article 2. A. 4), Hanaro Telecom’s equity is ratio 65% and Celrun’s 35%).

G.	Hanaro Telecom and Celrun understand the importance of content provision and programming, and help each other in forming management supporting this.

H.	Celrun, its affiliates and those with special relationship with Celrun shall neither be in the industry similar to or same as the one of Celrun, nor shall they assist a third party to enter the industry (except Celrun’s supply to third parties of set top boxes with different specifications from those provided to Celrun TV).
Article 6 [Stock Transfer and Validity]
A.	Hanaro Telecom can exercise all rights as shareholder of the transferred stocks after completion of transfer of the stock title in the shareholder registry and of Hanaro Telecom’s stock purchase price payment under Article 3. Celrun shall represent and warrant the valid title of the stocks.

B.	Celrun shall deliver to Hanaro Telecom transfer subject matter defined in Article 2 and various documents needed for transfer of their title from Celrun and other shareholders concurrently with receiving purchase price payment on due payment date.
Article 7 [Preconditions for the Contract Signing]
A.	Hanaro Telecom and Celrun shall make commitment to and reflect in the Contract items as listed below:
1)	Hanaro Telecom, to the extent law permits, shall provide only through Celrun TV TV-portal, VOD services and IP-TV services both utilizing Internet-based TV for five years after completion of the Contract signing and stock transfer.

2)	Hanaro Telecom shall upgrade networks, provide sales and human resources support and make other efforts to help Celrun TV provide services stated Paragraph A. 1) above.

3)	Celrun, without Celrun TV approval, cannot provide other domestic companies with Celrun TV-owned head-end platform (middleware, EMS, DRM, P2P solution), set top boxes (referred to as “STB” hereafter) etc (referred to as “Celrun TV solution” hereafter).

4)	Celrun shall be in charge of overseas supply of Celrun TV solution and of overseas business utilizing Celrun TV solution.

5)	When Hanaro Telecom’s broadband Internet subscriber uses services stated in 1) above, Hanaro Telecom and Celrun TV shall share ownership of the subscriber regarding the service, and shall share subscriber information, to the extent permitted by law, with Hanaro Telecom legally liable and responsible to the subscriber.

6)	Revenue coming from providing services in 5) above shall revert to Hanaro Telecom.

7)	Hanaro Telecom shall carry out sales and subscriber acquisition activities regarding services in 1) above except B2B cases.

8)	Celrun TV shall have sole ownership on other broadband internet company subscribers using services stated in 1).

9)	Celrun TV shall be supplied with STB only by Celrun for 2 years after the Contract signing under the condition that i) Celrun TV wants STB supply, ii) Celrun charges the lowest price to Celrun TV among others provided with STBs with similar specifications to Celrun TV’s and iii) Celrun meets Celrun TV’s technology specifications and other purchase requirements. Celrun shall deliver STBs to Celrun TV in a phased manner in accordance with subscriber acquisition trend.

10)	Celrun shall deliver to Celrun TV by the end of May in 2006 outstanding STB volume (remaining STBs to be supplied by Celrun to Celrun TV based on commodity supply contract signed as of September 20, 2005), and the volume of STBs by version to be supplied shall be determined through consultation of the two parties hereto. If STBs to be supplied are 1st version (STB specifications and features under the contract signed by Celrun and Celrun TV before December 31, 2005), upgrade of functionality stated in (b) or (d) of 14) below shall be implemented by the end of May, 2006 notwithstanding the terms in the previous contract.

11)	Celrun shall not discontinue, without consent from Celrun TV, supplying STBs or after-sale services for head-end platform and STBs as long as Celrun TV provides the services set forth in subparagraph 1).

12)	Unless special functions are added to STBs in the future, Celrun may increase the unit price of STB only by the level of the average annual increase of similar STBs. If STBs are provided by lease, Celrun shall cooperate as much as possible to ensure that the prime rate of interest on STB lease will be offered to Celrun TV.

13)	If there are price-reducing factors (bulk purchase, a decrease in the price of STB components, etc.) for the STBs that Celrun supplies to Celrun TV, Celrun shall immediately lower its STB unit price.

14)	With respect to the STBs supplied by Celrun to Celrun TV, Celrun shall complete the development of functions specified in items a through d by the end of March 2006, and use its best efforts to complete the development of functions specified in items e and f by the end of March 2006. Ownership on such products and functions shall be held by Celrun TV, and relevant development expenses shall be included in the outsourcing agreement for the development of IP STB (the “IP STB Development for Television Service of Celrun” signed between Celrun TV and Celrun on September 20, 2005);
a)	embedded digital broadcasting tuner (ATSC reception)

b)	advertising scheduler

c)	Internet-based video-on-demand functionality for television set (streaming play and multicasting support)

d)	Network-PVR

e)	MP (Multimedia Play, DivX)

f)	Karaoke
15)	In case Internet-based IP-TV service provided via TV set will be permitted under relevant laws, Celrun shall guarantee that the STBs supplied to Celrun TV can provide Internet-based IP-TV service provided via TV set without a hardware upgrade and, if an improvement of STB function is needed for the IP-TV service, bear the expenses for the improvement.

16)	Celrun and Celrun TV shall do their utmost to explicitly stipulate, in any agreements regarding content copyright, that the subject of service shall be copyrighted content for Internet-based service provided via TV set.
B.	Celrun shall implement, as a condition precedent to the Contract, matters specified in the following paragraphs, prior to the date of purchase price payment as stated in Article 2 of the Agreement:
1)	hanarotelecom shall be able to reasonably check, prior to the payment date, the feasibility of obtaining domestic and international patents applied for under the name of Celrun TV.

2)	Celrun shall transfer to Celrun TV the head-end development technology and staff needed for operating the services of Celrun TV (Celrun shall receive written consent from the staff). The time of transfer shall be determined through communications between the two companies. Celrun shall guarantee that the transferred staff will not be able to return to Celrun and its affiliated companies (including existing and new companies) for two years from the date of transfer. Celrun and Celrun TV shall indemnify hanarotelecom against all relevant legal problems.

3)	Celrun shall guarantee that intellectual property rights on middleware, EMS, P2P, DRM and operation know-how relating to the business of Celrun TV, ownership on STBs for Celrun TV service and domestic and international patents (ten patents), and other relevant intellectual property rights are exclusively held by Celrun TV, and explicitly reflect this in relevant agreements.

4)	Celrun shall guarantee that no intellectual property rights specified in the foregoing paragraph 3) are registered with (including those applied for) or owned under the name of Celrun or a third party. Otherwise, Celrun shall immediately transfer such intellectual property rights to Celrun TV without charge and bear all related expenses.

5)	Celrun shall sell its stake in Ontown to Celrun TV at an appropriate price after an objective evaluation of the stake.

6)	Upon executing the Contract, Celrun TV shall enact or amend, prior to the date of signing the Contract, all relevant rules including its articles of incorporation and regulations on the board of directors in order to form the board of directors and manage the company in accordance with Article 5 of this MOU, and Celrun shall exercise its voting rights for such purpose.

C.	The Contract shall be executed within one month from the date of signing this MOU unless there are reasons specified in Article 10 of this MOU.

D.	The Contract shall include representations, guarantees and conditions precedent customary for this type of transaction.
Article 8 [Tax, etc]
Taxes and dues relating to the transfer and acquisition of shares shall be borne by each party.
Article 9 [Confidentiality]
A.	The parties hereto may not reveal, without written agreement among the parties, the existence and contents of this MOU, except the case when public disclosure and release of such information is required by each party, its representative or laws.

B.	All information regarding this MOU shall be disclosed after agreement among the parties.

C.	The foregoing paragraphs shall be deemed effective after the period set in Article 11 of this MOU.
Article 10 [Liabilities]
A.	In case of failure to implement matters set forth in this MOU, hanarotelecom and Celrun shall compensate for the loss or damage to the other party.

B.	With respect to the implementation of obligations under this MOU, if either party fails to obtain licenses or approvals from government agencies under the Monopoly Regulation and Fair Trade Act and other relevant laws, the party shall not be held liable for the loss.
Article 11 [Term of the MOU]
This MOU shall be effective for three months from the date of signing this MOU or until the date of the Contract, whichever comes first.
Article 12 [Jurisdiction]
Any dispute arising from or in connection with this MOU between parties hereto shall be settled in the Seoul District Court.

Article 13 [Governing Law]
Matters not specified in this MOU shall be governed by the Commercial Code and other relevant laws of the Republic of Korea.
IN WITNESS whereof, the MOU shall be signed by the parties in duplicate, each party retaining one copy thereof, respectively.
hanarotelecom Inc.
Asiaone Bldg., 17-7 Yeouido-dong, Youngdeungpo-gu, Seoul, Korea
Chairman of Special Management Committee: Byung-Moo Park
   (signed)          (sealed)
Young Min Kim
108-901, Samsung Munjeong-dong Raemian Apartments, 1-12 Munjeong-dong,
Songpa-gu, Seoul, Korea
(signed)          (sealed)
Celrun Co., Ltd.
1412-8 Yongbong-dong, Buk-gu, Gwangju, Korea
(Seoul branch: Celrun Bldg. 7th floor, 36 Garak-dong, Songpa-gu, Seoul, Korea)
Representative Director: Young Min Kim
(signed)          (sealed)
Celrun TV
Sindo Bldg. 3rd floor, 10 Garak-dong, Songpa-gu, Seoul, Korea
Representative Director: Young Min Kim
(signed)          (sealed)